(B) Record of Distributions Paid

VANGUARD TOTAL STOCK MARKET INDEX FUND - INVESTOR SHARE

	Total Distributions
	US$	Yen
The 14th Fiscal Year (1/1/05-12/31/05)	0.473	56.287
The 15th Fiscal Year (1/1/06-12/31/06)	0.524	62.356
The 16th Fiscal Year (1/1/07-12/31/07)	0.602	71.638
The 17th Fiscal Year (1/1/08-12/31/08)	0.586	69.734
The 18th Fiscal Year (1/1/09-12/31/09)	0.515	61.285
The 19th Fiscal Year (1/1/10-12/31/10)	0.530	63.070
The 20th Fiscal Year (1/1/11-12/31/11)	0.562	66.878
The 21th Fiscal Year (1/1/12-12/31/12)	0.720	85.680
The 22nd Fiscal Year (1/1/13-12/31/13)	0.765	91.035
The 23rd Fiscal Year (1/1/14-12/31/14)	0.851	101.269
2014 End of January	-	-
February	-	-
March	0.192	22.848
April	-	-
May	-	-
June	0.190	22.610
July	-	-
August	-
September	0.211	25.109
October	-
November	-
December	0.258	30.702
2015 End of January	-
February	-
March	0.232	27.608
April	-